08030404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AO 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8-66926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Strategic Advisory, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Oak Plaza Blvd.
(No. and Street)

Winston-Salem	**NC**	**27105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Clark **336-661-4145**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co. LLP
(Name - *if individual, state last, first, middle name*)

700 Spring Forest Road Suite 335	**Raleigh**	**NC**	**27609**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SD 3/14/08

OATH OR AFFIRMATION

I, Tom Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Republic Strategic Advisory, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

Chief Financial Officer

Notary Public

DYLAN P. JACKSON NOTARY PUBLIC GUILFORD COUNTY, NC

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

Republic Strategic Advisory, Inc.

Audited Financial Statements

Years ended December 31, 2007 and 2006
With Report of Independent Auditors

Republic Strategic Advisory, Inc.

Audited Financial Statements
Years ended December 31, 2007 and 2006

Contents

Report of Independent Auditors

Board of Directors
Republic Strategic Advisory, Inc.

We have audited the accompanying statements of financial condition of Republic Strategic Advisory, Inc. ("the Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Strategic Advisory, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, as referred to in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co. LLP

Raleigh, North Carolina
February 18, 2008

Republic Strategic Advisory, Inc.
Statements of Financial Condition

	December 31,	
	2007	2006
ASSETS:		
Cash	$ 154,793	$ 100,845
Accounts Receivable	10,890	-
Other Assets	437	322
Total Assets	$ 166,120	$ 101,167
LIABILITIES:		
Accrued Expenses	$ 5,567	$ 955
Due to Parent	25,623	19,724
Total Liabilities	31,190	20,679
SHAREHOLDER'S EQUITY:		
Common Stock/Contributed capital, no par value; 100,000 shares authorized; 100 shares issued and outstanding	450,000	350,000
Retained Deficit	(315,070)	(269,512)
Total Shareholder's Equity	134,930	80,488
Total Liabilities & Shareholder's Equity	$ 166,120	$ 101,167

See accompanying notes to financial statements

Republic Strategic Advisory, Inc.
Statements of Operations

	Years Ended December 31, 2007	Years Ended December 31, 2006
REVENUES:		
Miscellaneous Income (Note 8)	$ 35,000	$ -
Mergers/Acquisitions	144,901	91,288
Consulting/Advisory	38,940	75,962
Warehouse Reviews	94,591	20,637
Total Revenues	313,431	187,887
EXPENSES:		
Management Fees to Parent	268,781	345,693
Travel and Entertainment	43,220	33,386
Bonus Fees	14,499	16,214
Professional Services	21,204	12,673
Conventions	9,369	8,209
Write Off for Bad Debt	3,648	-
Other	20,583	17,700
Total Expenses	381,304	433,875
Net Loss, before Income Taxes	(67,873)	(245,988)
Federal Income Tax Benefit	(22,315)	(84,254)
NET LOSS	$ (45,558)	$ (161,734)

Republic Strategic Advisory, Inc.

Statements of Changes in Shareholder's Equity

	Shares	Common Stock / Contributed Capital	Retained Deficit	Total
Balance at January 1, 2006	100	$ 300,000	$ (107,778)	$ 192,222
Net Loss	-	-	(161,734)	(161,734)
Capital contributions	-	50,000	-	50,000
Balance at December 31, 2006	100	350,000	(269,512)	80,488
Net Loss	-	-	(45,558)	(45,558)
Capital contributions	-	100,000	-	100,000
Balance at December 31, 2007	100	$ 450,000	$ (315,070)	$ 134,930

Republic Strategic Advisory, Inc.
Statements of Cash Flows

	Twelve Months Ended December 31, 2007		Twelve Months Ended December 31, 2006	
Cash flows from operating activities:				
Net Loss	$	(45,558)	$	(161,734)
(Increase) decrease in accounts receivable		(10,890)		4,071
(Increase) decrease in other assets		(115)		664
Increase (decrease) in accrued expenses		4,612		955
Increase (decrease) in due to affiliates		5,899		(3,393)
Net cash used by operating activities		(46,052)		(159,437)
Cash flows from financing activities:				
Capital infusion from Parent		100,000		50,000
Net cash provided by financing activities		100,000		50,000
Net increase (decrease) in cash		53,948		(109,437)
Cash at beginning of period		100,845		210,282
Cash at end of period	$	154,793	$	100,845
Supplemental cash flows disclosures:				
Income tax recovery from Parent	$	27,974	$	130,302

See accompanying notes to financial statements

1. Organization and Nature of Business

Republic Strategic Advisory, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange (NYSE). Prior to the consolidation of the NASD and NYSE, the Company was a member of the NASD. The Company is a North Carolina corporation that is a wholly-owned subsidiary of RMIC Corporation (Parent), which is a wholly-owned subsidiary of Old Republic Mortgage Guarantee Group, which is a wholly-owned subsidiary of Old Republic International.

The Company commenced operations January 1, 2005 and is engaged in a single line of business as a securities broker-dealer, which consists of merger and acquisition advisory services. Additionally, the Company provides consulting and advisory services to mortgage banks.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates in the near term.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Revenue Recognition

Revenue is not recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) Persuasive evidence of an arrangement exists (2) Delivery has occurred or services have been rendered (3) The fee to the client is fixed or determinable, and (4) Collectibility is reasonably assured.

Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company maintains certain cash and cash equivalent balances that exceed FDIC insured limits. Management does not believe that these balances present a significant credit risk to the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $123,603 and $80,166, respectively, which was $118,603 and $75,166, respectively, in excess of its required net capital of $5,000.

The Company's percentage of aggregate indebtedness to net capital was .252 to 1 and .258 to 1, for the years ended December 31, 2007 and 2006, respectively. The Company is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, to maintain a special reserve bank account, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(1) of the rule.

4. Common Stock

During the years ended December 31, 2007 and 2006, $100,000 and $50,000, respectively, of additional capital infusions were made by the Parent. The Company has not issued any additional shares of common stock during that same time period.

5. Income and Franchise Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. The current and deferred portions of the income tax (expense) benefit included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	December 31, 2007		
	Current	**Deferred**	**Total**
Federal – Income tax benefit	$22,315	$-	$22,315

	December 31, 2006		
	Current	**Deferred**	**Total**
Federal – Income tax benefit	$84,254	$-	$84,254

6. Related Party Transactions

The Company shares certain facilities and personnel with the Parent. Under an agreement (Agreement) between the Parent and the Company, the Parent also provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others. For the years ended December 31, 2007 and 2006, under the Agreement, the Company shall pay the Parent a fee of at least 5 percent and 10 percent, respectively, of applicable collected fees from each related transaction or engagement, up to a maximum of $37,500 on any one transaction. For the years ended December 31, 2007 and 2006, fees associated with the Agreement amounted to $14,499 and $16,214, respectively. Indirect expenses of the Company incurred by the Parent on behalf of the Company are allocated to the Company in accordance with an executed expense allocation agreement. For the years ended December 31, 2007 and 2006, allocated indirect expenses amounted to $268,781 and $345,693, respectively. As of December 31, 2007 there is a net accrual for $25,623 due to the Parent. Components of the accrual consist of a $29,707 payable due to the Parent and a $4,084 Federal income tax receivable due from the Parent pursuant to the tax sharing agreement between the Company and the Parent. As of December 31, 2006 there is a net accrual for $19,724 due to the Parent. Components of the accrual consist of a $29,467 payable due to the Parent and a $9,743 Federal income tax receivable due from the Parent pursuant to the tax sharing agreement between the Company and the Parent.

Related Party Transactions (continued)

During each of the years ended December 31, 2007 and 2006, the Parent authorized capital contributions of $200,000 for the Company to draw upon as needed. During the years ended December 31, 2007 and 2006, the Company accepted $100,000 and $50,000, respectively, of capital contributions from the Parent.

8. Miscellaneous income

On August 1, 2007, the Company received a one-time special payment from FINRA in the amount of $35,000 as a benefit of the consolidation of NASD and NYSE Member Regulation. For purposes of net capital calculations, the payment is included as allowable asset.

Supplemental Schedules

Republic Strategic Advisory, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net capital computation:		
Total shareholder's equity		$ 134,930
Deductions and/or charges:		
Accounts receivable		$ 10,890
Other assets		437
Net capital		$ 123,603
Aggregate indebtedness		$ 31,190
Computation of basic net capital requirement:		
Minimum capital required		$ 5,000
Capital in excess of minimum requirements		$ 118,603
Ratio of aggregate indebtedness to net capital		.25 to 1
Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of December 31, 2007		
Net capital as reported in Corporation's Part II (Unaudited)		
FOCUS Report		$ 118,603
Net audit adjustments		-
Net capital per above		$ 118,603

See accompanying notes to financial statements

Republic Strategic Advisory, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(1) and, therefore, no deposit was required.

Republic Strategic Advisory, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(1).

Other Information

JOHNSON LAMBERT & CO. LLP
CPAS AND CONSULTANTS

Board of Directors
Republic Strategic Advisory, Inc.

In planning and performing our audit of the financial statements for Republic Strategic Advisory, Inc. ("the Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co. LLP

Raleigh, North Carolina
February 18, 2008

END